

Via U.S. Mail and Facsimile (610/371-7960)

March 23, 2011

Qingtao Xing
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re: Shiner International, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 25, 2011**
> **File No. 333-172455**

Dear Mr. Xing:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we may have comments on your Form 10-K for the fiscal year end December 31, 2010 after it is filed.

Front Cover Page

2. Please revise to check the box "if any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415."

Summary, page 2

3. Please disclose the nature of the businesses of each of your subsidiaries as well as when they started operations.

4. Please describe the reverse merger that occurred in July 2003 in more detail. For instance, disclose the parties, consideration and the nature of Cartan Holdings, Inc.'s business prior to the share exchange.

5. Please disclose where your patents are registered.

Risk Factors, page 4

6. Please revise to remove qualifying or limiting statements, such as references to other risks which are currently not known to you or of which you deem immaterial. Such qualifications and limitations are inappropriate. Your risk factor disclosure should address all known material risks that you face.

Our Success Depends on Our Management Team . . ., page 6

7. We note disclosure in the third sentence that you do not have any employment agreements with any of your officers and directors. We also note disclosure of your employment agreements as exhibits 10.4, 10.5, 10.6, 10.7 and 10.8. Please remove disclosure that you have no employment agreements with your officers and directors. Additionally, because the risk described is generic and applicable to other companies and industries, revise to describe how this risk factor is currently material to you or remove the risk factor.

In each of our product lines, we have a large amount of sales concentrated in a small number of customers., page 7

8. Here and elsewhere in your prospectus, please update sales and other data to most recent practicable date.

We are subject to many environmental and safety regulations that may result in unanticipated costs or liabilities, that could reduce our profitability, page 8

9. In order to make this risk factor more currently material, please disclose the amount of expenditures you have incurred in compliance with environmental and safety laws. Please do the same in other risk factors where you discuss the costs related to various regulations. We note the disclosure on the bottom of page 28.

Risks Related to Conducting Our Business in China, page 10

10. Please tell us what consideration was given to discussing the various risks related to doing business in China as a foreign registrant. For instance, we note the regulations relating to acquisitions of PRC companies by foreign entities such as the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises, or the M&A Regulations, which became effective in September 2006, the rules related to the ability to

conduct foreign-exchange activities in the PRC, the Enterprise Income Tax Law, and regulation of direct investment and loans by offshore holding companies to PRC entities. This is a non-exclusive list of regulations; therefore, please revise your prospectus as appropriate.

Our directors and senior management own a significant amount of our common stock…, page 14

11. Please disclose the percentage of your common stock owned by management and directors.

Forward-Looking Statements, page 18

12. Please revise this section to eliminate references to the safe harbors set forth in the Private Securities Litigation Reform Act of 1995, as you appear to be an issuer of penny stock and these safe harbor provisions do not apply to statements made by penny stock issuers.

Customers, page 25

13. Please file your contracts with Huian Dali Packaging Co., Ltd., Impak Films Pty. Ltd., Vietnam Tobacco Imports and Exports Co., Hainan Yeshu Group, and Dongguan Lidun Detergent Industrial Co., Ltd as exhibits to this registration statement.

Intellectual Property, page 27

14. We note that you hold 16 patents on both products and production equipment that have been issued by the State Intellectual Property Office of China. In order to relate the importance of these patents, please discuss the product areas protected by this intellectual property.

Growth Strategy, page 31

15. In order to convey the materiality of the 2009 asset acquisition from Shiny-day and Hainan Hi-Tech, please disclose the consideration paid and aspect of your business these assets contributed to.

Selling Stockholders, page 33

16. Please clarify your use of the term "unit" here and in the Recent Sales of Unregistered Securities section of the registration statement. It appears that you sold in a private placement 2,608,336 shares of common stock and warrants to purchase 521,664 common stock. However, the disclosure suggests a variable number of shares underlying the warrants. Please advise.

17. Please indicate the nature of any position, office, or other material relationship which each of the selling stockholders has had, if any, within the past three years with the registrant or any of its predecessors or affiliates.

18. Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

   - For each selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

   - For each selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

19. Please disclose the natural person or persons having sole or shared voting and investment control over the securities held by the entities listed in the table. For further guidance, please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

Item 15. Recent Sales of Unregistered Securities, page II-1

20. Please state the facts relied upon to make the exemption from registration available. See Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-2

21. We note that your Amended and Restated Articles of Incorporation are filed as exhibit 3.3 and not as exhibit 3.1 to your Form 8-K filed on July 27, 2007. Please revise your reference to your Amended and Restated Articles of Incorporation.

Item 17. Undertakings, page II-4

22. Please revise to include only those undertakings applicable to your offering as required by Item 512of Regulation S-K. For instance, you do not appear to be relying on Rule 430B of the Securities Act of 1933. Please advise and revise.

Legal Opinion, Exhibit 5.1

23. We note counsel's disclosure in the second paragraph on page 2 that counsel has assumed that the laws of the State of Nevada are identical to the laws of the Commonwealth of Pennsylvania. Counsel must opine on the legality of the securities under the laws of the

state in which the registrant is incorporated, which in this case is Nevada. Counsel cannot indicate that it is not qualified to opine on Nevada law. Please have counsel remove the assumption and jurisdictional qualification (that is licensed to practice in Pennsylvania) or provide an opinion from other counsel who can opine on the legality of the securities under the laws of the state of Nevada.

24. We note counsel's disclosure in the last paragraph on page 2. Please have counsel revise its opinion to include consent to the prospectus discussion of such opinion and being named in the registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jacquelyn A. Hart, Esq. (*Via Facsimile 610/371-7960*)
        Stevens & Lee, P.C.
        111 N. Sixth Street
        Reading, PA 19603